Copa Holdings' Consolidated Traffic for April Grows 27.2%

PANAMA CITY, May 9, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for April 2011:

Copa Holdings (Total System)	April	April	Change
	2011	2010	(%)
ASM (mm) (1)	1,028.7	830.1	23.9%
RPM (mm) (2)	776.7	610.6	27.2%
Load Factor (3)	75.5%	73.5%	2.0p.p.
International Service
ASM (mm) (1)	933.4	732.8	27.4%
RPM (mm) (2)	710.0	545.3	30.2%
Load Factor (3)	76.1%	74.4%	1.7p.p.
Domestic Service
ASM (mm) (1)	95.3	97.3	-2.1%
RPM (mm) (2)	66.7	65.3	2.2%
Load Factor (3)	70.0%	67.1%	2.9p.p.

1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of April 2011, Copa Holdings' system-wide passenger traffic (RPM) increased 27.2%, while capacity (ASM) increased 23.9%. System load factor for April 2011 was 75.5%, a 2.0 percentage point increase when compared to April 2010.

International passenger traffic grew 30.2%, while capacity increased 27.4%. This resulted in a load factor of 76.1%, a 1.7 percentage point increase when compared to April 2010. For the month, International capacity represented 90.7% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, increased 2.2% while capacity decreased 2.1%. As a result, domestic load factor for the month increased 2.9 percentage points to 70.0%. For the month, domestic capacity represented 9.3% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 52 destinations in 25 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 66 aircraft: 40 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, +011-507-304-2677